Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Years Ended December 31,
		2006	2005	2004	2003	2002
Earnings—
Pre-tax income from continuing operations		$59,033	$45,287	$43,272	$19,579	$13,786
Add:	Allocated (gains) losses of equity investees	—	—	—	(40,586)	—
	Fixed charges	27,374	16,649	18,449	62,324	22,824
	Amortization of capitalized interest	48	48	180	180	182
Less:	Interest capitalized	—	—	—	—	—

Earnings		$86,455	$61,984	$61,901	$41,497	$36,792

Fixed Charges—
	Interest costs	$12,272	$11,746	$11,386	$18,683	$17,450
	Debt extinguishment expense	10,388	—	2,099	38,836	—
	Portion of rental expense representative of interest factor	4,714	4,903	4,964	4,805	5,374

Fixed Charges		$27,374	$16,649	$18,449	$62,324	$22,824

Ratio of Earnings to Fixed Charges		3.2	3.7	3.4	0.7	1.6